U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTICE OF LATE FILING                 SEC FILE NUMBER 019196
CUSIP NUMBER
742217102
[ X ]  Form 10Q and Form 10-QSB
For Period Ended:  06/30/01
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Part I - Registrant Information
Full Name of Registrant: Princeton Media Group, Inc.
Former Name if Applicable:     DeNovo Corporation.
Address of Principal Executive Office (Street and Number): 214 Brazilian
Avenue, Suite 300, Palm Beach, FL 33480
Part II - Rules 12b-25 (b) and (c)
If the subject report could not be filed without unreasonable effort or expense and registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[    ]    (c)  The accountant's statement or other exhibit required by Rule 12b-
25(c) has been attached if applicable.
Part III - Narrative
State below in reasonable detail the reasons why form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if necessary.
Information for details of financial statements were not yet available and technical problems were encountered in the electronic filing process with Edgar.
Part IV - Other Information
(1)	Name and telephone number of person to contact in
regard to this
notification:
J. William Metzger	      (561) 659-0121
	(Name)       (Area Code) (Telephone Number)
(2)	Have all other periodic reports required under section
13 or 15(d) of the
Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[ X ]   Yes [   ]  No
The Registrant will report no revenues for the six-month periods ended March
31, 2001 or 2000, due to the discontinuation in 1998 of the company's subsidiaries. Net loss for the first six months of 2001 was approximately $25,917 compared with $9,716 during the same period of 2000, in connection with administrative costs and overhead expenses.
Princeton Media Group, Inc.
(Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date: August 14, 2001	      By:   /s/   James J. McNamara
		James J. McNamara,

Chairman of the Board and Acting Chief Executive Officer